HIVE BLOCKCHAIN TECHNOLOGIES LTD.

April 7, 2021

HIVE Announces Fiscal Year End HODL Coin Assets

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated
January 27, 2021.

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE:HBF) (the “Company” or “HIVE”) is pleased to provide an update on its fiscal year end coin inventory as it continues to HODL coins.

Coin Inventory (HODL)

As previously announced since the beginning of the calendar year 2021 HIVE has been a Holder of all mined Bitcoin and Ethereum coins and has been banking them in cold wallets. As at the completion of our most recently completed fiscal year ended March 31, 2021 we held over 320 Bitcoin and over 20,030 Ethereum coins.

Our strategy is to continue holding coins, as we feel that it will benefit our shareholders. The dollar value of our crypto assets at fiscal year end was approximately US $60 million and cash was US $36 million.

Ethereum

Ethereum has for the 12 months far outperformed Bitcoin. BTC is up 815% and ETH 1,336%.

We continue to be the only publicly traded crypto mining company producing and saving both BTC and ETH. We have announced our commitments to grow our Bitcoin production to 3 Exahash over the next 12 months. Based on current BTC and ETH prices our revenue would surge 300%.

Supply lines and logistics COVID-19

We remind our shareholders that the COVID-19 pandemic continues to impact logistics and the supply of miners from Asia. This global risk is not isolated to cryptocurrency, but is also impacting the global manufacturing of cars. HIVE intends to continue utilizing cash flow to make opportunistic investments in ASIC and GPU next generation mining equipment that can provide positive gross mining margins.

If all our ordered equipment arrives from Asia as planned, then our revenue based on current BTC and ETH prices could triple over the next 12 months.

Option Grant

The Company announced that the Board of Directors has approved the grant of 100,000 incentive stock options to the Company’s Managing Director of Sweden and 75,000 incentive stock options to consultants of the Company, which vest over 12 months. The options are exercisable into the equivalent amount of common shares of the Company at a price of C$5.03 per share until April 6, 2031.

Prior to the grants, the Company had approximately 368 million issued and outstanding common shares and 14 million stock options.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about the continued effects of the COVID-19 pandemic on logistics and the supply of miners; potential for the Company’s long-term growth, and the business goals and objectives of the Company.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the continued effects of the COVID-19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the Company’s actual results may be different from the unaudited results reported herein; the digital currency market; the Company’s ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks a s more fully set out in the Filing Statement of the Company and other documents disclosed under the Company’s filings at www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.